Exhibit (a)(13)

FOR IMMEDIATE RELEASE

                                             For further information, call:
                                                     Alan Miller
                                                     Innisfree M&A Incorporated
                                                     (212) 750-5831

                  GOLDEN CYCLE EXTENDS GLOBAL MOTORSPORT OFFER

         WYNNEWOOD, PA, June 30, 1998 -- Golden Cycle, LLC said today that it is reviewing its possible alternatives in view of the announcement by Global Motorsport Group, Inc. (NASDAQ: CSTM) that the company has entered into an acquisition agreement with Fremont Partners. Mr. Roger Grass, Vice President of Golden Cycle, said "We do not understand how Global Motorsport's Board can possibly be acting in the best interests of its shareholders. The Board refuses to meet with us to discuss what our best offer might be, yet it has permitted Fremont to back out of its $23 offer and agreed to a transaction which provides shareholders with approximately $20.78 in cash, together with a stub interest, for their shares. Moreover, the Board has granted Fremont an outrageous breakup fee and expense reimbursement provision of $4.5 million, together with a right to acquire 2.7 million shares."

         Golden Cycle has extended the expiration date of its offer to 12:00 midnight, New York City time, on Friday, July 24, 1998. Golden Cycle said it has received tenders of approximately 117,000 shares of Global Motorsport Group.